

June 30, 2010

Mr. Aleks Kins
President and Chief Executive Officer
AlphaMetrix, LLC
181 West Madison, 34th Floor
Chicago, IL 60602

   RE: **AlphaMetrix Managed Futures LLC (Aspect Series)**
     **Form 10-K for the Fiscal Year Ended ended December 31, 2009**
     **Filed March 31, 2010**
     **File No. 0-52192**

Dear Mr. Kins:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief